Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-197703) and related Prospectus of Quicksilver Resources Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated March 17, 2014, with respect to the consolidated financial statements of Quicksilver Resources Inc. and the effectiveness of internal control over financial reporting of Quicksilver Resources Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Fort Worth, Texas
September 30, 2014